Exhibit 99.1

The Very Good Food Company Achieves Record Revenue in October

•	VERY GOOD had a record month in October with C$1.5 million in revenue from its eCommerce and retail channels.

•	The demand for the Company’s Stuffed Beast and introduction of Holiday Boxes, led to significant sales increase ahead of the festive season.

Vancouver, British Columbia – November 17, 2021 – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today shared its exciting record performance in the month of October 2021. With sales of approximately C$1.5 million for the month, the Company saw an increase of 202% in revenue compared to the same month last year. VERY GOOD has seen steady growth as meat alternatives increase in popularity and consumers demand high quality plant-based options. This continued growth illustrates the stronghold that meat alternatives are forging in the food industry and how the unique offerings of the Company’s core brand, The Very Good Butchers, keep consumers coming back.

Record sales of C$1.5 million were achieved in October due to increased demand for VERY GOOD’s products in both its wholesale and eCommerce channels. The Company recently launched into US retail in August 2021 and was in over 396 stores in the US, in addition to 805 stores in Canada at the end of September. eCommerce sales also rose due to the demand for holiday products including the Stuffed Beast and the limited-edition Thanksgiving Box. In October, Stuffed Beast sales were seven times the number sold in October of last year. These increased listings across the US and Canada and demand for vegan meat alternatives for the holidays drove revenue in October to twice that of the same month in 2020. VERY GOOD plans to introduce additional Holiday Boxes before the festive season.

“We are thrilled to see such a high demand for both the Thanksgiving Box and the Stuffed Beast this year. As many consumers look to change their diet to reduce their reliance on animal-based products and positively impact the environment, we know the holidays can be tricky when looking for tasty meatless options,” said Mitchell Scott, co-founder and CEO of VERY GOOD. “With the Stuffed Beast and our Thanksgiving Box, we worked to create a delicious and easy vegan option for the table that will make everyone happy. Raising the plant-based bar goes beyond day-to-day meals, and with these holiday items we want to continue the heartfelt family traditions of coming together to enjoy great food and great company—just without the meat.”

Related Party Transaction

VERY GOOD today also announced that it has entered into loan agreements with its Chief Executive Officer, Mitchell Scott, and its Chief Research & Development Officer, James Davison, to provide individual loans in the amounts of C$750,000 and C$500,000 to Mitchell and James, respectively (collectively, the “Loans”). The Loans were provided to enable them to meet certain personal financial obligations in respect to their residential homes. The Loans have an initial limited term of 90 days, subject to extension, at the sole discretion of the Company. To facilitate early repayment of the Loans, Mitchell and James may prepay the Loans at any time prior to maturity without penalty. The Loans bear interest at a rate of 9% per annum, payable monthly, and will be secured by certain financial assets commencing on January 18, 2022.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking statements and information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking statements contained or referred to in this news release includes statements relating, but not limited to, the increase in popularity of meat alternatives and their continued growth and position within the food industry, consumers’ increased demand for plant-based meats and the reasons therefor, the appeal and attributes of the Company’s products including taste and nutritional content, the upcoming release of additional Holiday Boxes before the festive season and the terms of the Loans. These forward-looking statements are based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the continued strong demand for VERY GOOD’s products, continued growth of the popularity of meat alternatives and the plant-based food industry, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the successful placement of VERY GOOD’s products in retail stores and continued
e-Commerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and is available at www.sec.gov. The forward-looking statements in this news release reflect the current expectations, assumptions and/or beliefs of the Company based on information currently available. Each of these forward-looking statements is made only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking statement because of new information, future events or otherwise, except as otherwise required by law.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Mitchell Scott
Chief Executive Officer
The Very Good Food Company Inc.

Kevan Matheson
Corporate Communications and Investor Relations
Email: invest@verygoodbutchers.com
Phone: +1 855-472-9841

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